SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: June 29 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .)

Enclosed:

Material Change Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 29, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

FORM 53-901F

Section 85 (1) – Securities Act (British Columbia)
(or the equivalent thereof under
Canadian Provincial Securities Legislation)

1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (“Ivanhoe”) World Trade Centre Suite 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1

2.	DATE OF MATERIAL CHANGE

June 25, 2004

3.	PRESS RELEASE

Date of Issuance: June 25, 2004 Place of Issuance: Vancouver, British Columbia

4.	SUMMARY OF MATERIAL CHANGE

Ivanhoe has arranged an underwritten offering of common shares in its capital (the “Common Shares”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On June 23, 2004, Ivanhoe filed a preliminary short form prospectus in all provinces of Canada for an underwritten offering of Common Shares. On June 25, 2004, Ivanhoe entered into an agreement with underwriters (the “Underwriters”) to issue to the public, on a bought deal basis, 10,714,285 Common Shares at a price of Cdn.$7.00 per Common Share for gross proceeds of Cdn. $75,000,000.00. Ivanhoe also granted to the Underwriters an option to buy up to an additional 9,285,715 Common Shares at the same price at any time up to the date of filing of the final prospectus. Assuming the exercise in full of that option, gross proceeds of the offering would amount to Cdn.$140,000,0000. The financing is expected to close on or about July 8, 2004.

Ivanhoe has also granted the Underwriters an option to buy, at the offering price, up to an additional 15% of the Common Shares issued at the closing of the offering for a period of 30 days from such closing.

6.	RELIANCE ON SECTION 85 (2) OF THE ACT

Not applicable

7.	OMITTED INFORMATION

Not applicable

8.	SENIOR OFFICER

For further information contact:

Beverly Bartlett Ivanhoe Mines Ltd. World Trade Centre Suite 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1

Telephone: (604) 688-5755

9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 29th day of June, 2004.

IVANHOE MINES LTD.

Per:	“Beverly Bartlett”

Beverly Bartlett Corporate Secretary